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                                                                    EXHIBIT 12.1

                              PHASE METRICS, INC.

                   STATEMENT REGARDING COMPUTATION OF RATIOS
                         (IN THOUSANDS, EXCEPT RATIOS)

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS


                                                          YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------
                                              1993     1994      1995        1996       1997
                                              ----    ------    -------    --------    -------
Earnings:
  Income (loss) before income taxes and
     extraordinary items..................    $361    $  943    $ 6,193    $(19,842)   $(9,812)
  Fixed charges:
     Interest expense.....................      --       651      5,625       8,448     11,573
     Rental expense interest factor(1)....      35        60        178       1,133      1,700
                                              ----    ------    -------    --------    -------
          Total fixed charges.............      35       711      5,803       9,581     13,273
                                              ----    ------    -------    --------    -------
Earnings (loss) available to cover fixed
  charges.................................    $396    $1,654    $11,996    $(10,261)   $ 3,461
                                              ====    ======    =======    ========    =======
Combined fixed charges and preferred stock
  dividend requirements(2)................    $ 35    $1,023    $ 8,803    $ 12,581    $16,196
                                              ====    ======    =======    ========    =======
Ratio of earnings (loss) to fixed
  charges(3)..............................    11.3x      1.0x       1.2x         --         --
                                              ====    ======    =======    ========    =======


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(1) The portion of operating lease rental expense that is representative of the interest factor is deemed to be one-third of total operating lease rental expense.


(2) During loss periods, a combined statutory rate of 40% was used for purposes of determining the pre-tax earnings required to cover the preferred stock dividend requirements.



(3) For the years ended December 31, 1996 and 1997, earnings were inadequate to cover Fixed Charges by $24.8 and $14.7 million, respectively. For the year ended December 31, 1997, giving effect to the Note Offering as if it has occurred on January 1, 1997, interest expense increased by approximately $3.0 million and earnings were inadequate to cover fixed charges on a pro forma basis by $17.7 million.